UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42703

ENIGMATIG LIMITED

(Exact Name as Specified in its Charter)

c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore, 048581

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information contained in this Report on Form 6-K

On August 7, 2026, ENIGMATIG LIMITED issued its interim report for the six-month period ended March 31, 2026, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

This Report on Form 6-K, including Exhibit 99.1 hereto, is intended to be incorporated by reference into any registration statement on Form F-3 subsequently filed by the Company that expressly incorporates this Report by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Interim report for the six-month period ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 7, 2026

ENIGMATIG LIMITED

By:	/s/ Foo Chee Weng Desmond
Name:	Foo Chee Weng Desmond
Title:	Director, Chairman and Chief Executive Officer